                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the Fiscal Year Ended December 31, 2002

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number 1-8014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Moore Wallace Incorporated
                           c/o Moore Executive Offices
                              One Canterbury Green
                           Stamford, Connecticut 06901

                              REQUIRED INFORMATION

Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements for the fiscal years ended December 31, 2002 and 2001, and supplemental schedules for the fiscal year ended December 31, 2002. All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

Moore North America, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

                                                                         PAGE(S)


Independent Auditor's Report                                               1

Financial Statements:

     Statements of Net Assets Available for Benefits,
         as of December 31, 2002 and 2001                                  2

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2002 and 2001                    3

Notes to the Financial Statements                                          4-10

Supplemental Schedule:

     Schedule H:  Line 4i - Assets (Held for Investment Purposes at
         End of Year)                                                      11

                          INDEPENDENT AUDITOR'S REPORT


To the Participants and Administrator of the Moore North America, Inc. Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Moore North America, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held for Investment Purposes at End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Stamford, Connecticut
June 25, 2003

Moore North America, Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                        2002           2001
                                                        ----           ----
ASSETS
Cash                                                $      8,080    $    437,488
Plan investments at fair value (Notes 2, 3 and 4)    361,762,056     402,923,149
Participant loans                                      7,251,625       7,559,073
                                                    ------------    ------------

         Total investments                           369,021,761     410,919,710
                                                    ------------    ------------


Receivables:
   Interest and dividends                                131,677         121,288
   Employer contributions                                389,267         108,980
   Participant contributions                             293,625         295,052
                                                    ------------    ------------

         Total receivables                               814,569         525,320
                                                    ------------    ------------

         Net assets available for benefits          $369,836,330    $411,445,030
                                                    ============    ============




















The accompanying notes are an integral part of these financial statements.

Moore North America, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------


ADDITIONS                                                           2002            2001
                                                                    ----            ----
Investment income:
Interest and dividend income                                   $   5,355,293    $   7,006,745
Net appreciation (depreciation) in fair value of investments     (34,453,366)      13,828,998
                                                               -------------    -------------

         Total investment income (loss)                          (29,098,073)      20,835,743
                                                               -------------    -------------

Contributions:
Employer                                                           7,612,395        6,415,947
Participant                                                       22,800,399       24,993,746
                                                               -------------    -------------

         Total contributions                                      30,412,794       31,409,693
                                                               -------------    -------------

         Total additions                                           1,314,721       52,245,436
                                                               -------------    -------------

DEDUCTIONS
Benefits paid to participants                                     56,281,438       57,508,895
Trustee, recordkeeper, and investment management fees                 73,026          392,487
Other administrative expenses                                           --            451,221
                                                               -------------    -------------

         Total deductions                                         56,354,464       58,352,603
                                                               -------------    -------------

Net transfers to Plan (Note 1)                                    13,431,043             --
                                                               -------------    -------------

         Net decrease                                            (41,608,700)      (6,107,167)

Net assets available for benefits, beginning of year             411,445,030      417,552,197
                                                               -------------    -------------

Net assets available for benefits, end of year                 $ 369,836,330    $ 411,445,030
                                                               =============    =============





The accompanying notes are an integral part of these financial statements.

Moore North America, Inc. Savings Plan
Notes to the Financial Statements
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following brief description of the Moore North America, Inc. Savings Plan (the "Plan") provides only general information. For more complete information, participants should refer to the Plan document.

     Prior year balances on the financial statements have been reclassified to conform with the current year format.


     GENERAL

     The Plan is a defined contribution plan covering substantially all employees of Moore North America, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the Board of Directors of the Company's parent, Moore Wallace Incorporated. Effective April 1, 2001, the assets of the Plan were transferred to and maintained by the Charles Schwab Trust Company (the "Trustee"). Prior to this, the assets of the Plan were maintained by The Frank Russell Trust Company (the "Former Trustee"). In April 2002, assets of $17,490,325 were transferred into the Plan from the Peak Technologies, Inc. 401(k) Retirement Plan. Additionally in April 2002, assets of $4,059,282 were transferred out of the Plan representing the remaining participant balances of the Phoenix Group, which was sold during the Plan Year.


     ELIGIBILITY

     In order to become a Plan member ("participant"), an employee must have attained age 21. There is currently no service requirement for participation in the Plan.


     CONTRIBUTIONS AND BENEFITS

     Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 50% of the participant's annual compensation subject to Internal Revenue Code limitations. Effective January 1, 2001, the Company makes basic employer matching contributions in an amount equal to 50% of a participant's tax deferred contributions up to a maximum of 6% of the participant's annual compensation after the participant completes one year of eligible service (except as noted below).

     Effective January 1, 2002, a participant who is a member of any of the following groups of participants shall receive a matching contribution equal to 75% of such participant's deferred compensation, but only salary reductions up to 6% of payroll period compensation shall be considered:

          (1) Participants who, as of June 30, 1997, were age 65 or older;

          (2) Participants who, as of June 30, 1997, were age 50 or older and had completed 10 or more Years of Service; or

          (3) Participants who, as of June 30, 1997 were age 45 or older and had completed 20 or more Years of Service, and who were employed by Moore North America, Inc. (formerly known as "Moore U.S.A., Inc.") on December 31, 1997.

Moore North America, Inc. Savings Plan
Notes to the Financial Statements (continued)
--------------------------------------------------------------------------------

     Effective January 1, 2002, the Recalculation of Basic Employer Matching Contributions has been re-established back into the Plan. Therefore the amount of Basic Employer Matching Contributions made to the Plan with respect to each Plan Year on behalf of each Participant (i) who was an Eligible Employee as of the December 31 occurring during such Plan Year, or who died, first incurred a Disability, or effected Retirement during the calendar year ending in such Plan Year; and (ii) on whose behalf Tax Deferred Contributions were made equal to the maximum deferral limit under Code Sec. 402(g) during such Plan Year, shall be equal to the lesser of (a) 50% (75% for grandfathered participants) of 6% (5% for employees of the Peak Division) of such Participant's Compensation (compensation that is eligible for the employer match) in such Plan Year, determined as of the December 31 occurring in such Plan Year or (b) 50% (75% for grandfathered participants) of the amount of Tax Deferred Contributions made (while eligible for matching contributions) on behalf of such Participant during the calendar year ending in such Plan Year.

     Effective April 1, 2002, the Company makes basic employer matching contributions for participant's of the Peak division in an amount equal to 50% of a participant's tax deferred contributions up to a maximum of 5% of the participant's annual compensation after the participant completes six months of eligible service.

     Participants may also contribute amounts distributed from other qualified defined benefit or defined contribution plans.

     Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the contribution allocation of a participant's tax deferred contributions.


     VESTING

     Effective January 1, 2001, participants, (except as noted below) are immediately vested in the value of their accounts and the earnings thereon. Additionally, participants are also immediately vested in the employer matching contributions.

     Effective January 1, 2001, a Peak division participant's interest in his/her Peak Company Matching Contribution Account or Peak Company Prior Profit Sharing Contribution Accounts shall be fully vested after five years of continuous service.


     FORFEITURES

     Forfeitures are applied to reduce future employer contributions. For the years ended December 31, 2002 and 2001, forfeitures were immaterial.


     BENEFIT PAYMENTS AND WITHDRAWALS

     The value of a participant's account may be distributed on termination of employment or, under certain circumstances, on the participant's subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum amount (except as noted

Moore North America, Inc. Savings Plan
Notes to the Financial Statements (continued)
--------------------------------------------------------------------------------

     below) as soon as practical after the valuation date. The payment will be in cash. Participants with shares of Moore Wallace Incorporated common stock allocated to their account, may elect to receive whole shares rather than cash.

     Effective April 1, 2002, distributions to terminated participants of the Peak Division made prior to July 1, 2002, provided that the participant's vested account balances under the plan exceeds $5,000, may be made, at the election of the participant, in either a single lump sum or installment payments over a period not to exceed the life expectancy of the participant or the joint and last survivor expectancy of the participant and his/her beneficiary. Distributions made to terminated participants or to beneficiaries on or after July 1, 2002, shall be made only in a single lump sum payment.


     PARTICIPANT LOANS

     Participants may borrow up to the lesser of (i) 50% of the vested value of their account, or (ii) $50,000. The maximum loan amount may be reduced in certain circumstances. Participants may only have one loan outstanding and such loan shall be for a term of no more than five years with a fixed interest rate as determined by the Plan.


     INVESTMENT OPTIONS

     During 2002 and 2001, all employee contributions, rollover contributions and employer matching contributions made to the Plan were invested as directed by the Plan participants in any or all of 13 investment fund options. Participants may invest 100% of their account balance in any investment fund. Prior to April 1, 2001, participants were limited to investing 50% of their total account balance in the Moore Stock Fund.

     As of December 31, 2002 and 2001, investment fund options were as follows (fund descriptions are per each fund's prospectus):

     Fund Description                           Objective
     ----------------                           ---------
     Charles Schwab Stable Value Fund           Seeks to maintain principal
                                                value and obtain consistent
                                                income return by investing
                                                primarily in guaranteed
                                                investment contracts.

     PIMCO Total Return Fund                    Seeks total return consistent
                                                with preservation of capital by
                                                investing in at least 65% of
                                                assets in fixed income
                                                securities.

     Barclays Global Investors LP 2010 Fund     Seeks total return for investors
                                                retiring in approximately 2010
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

Moore North America, Inc. Savings Plan
Notes to the Financial Statements (continued)
--------------------------------------------------------------------------------


INVESTMENT OPTIONS (CONTINUED)

     Barclays Global Investors LP 2020 Fund     Seeks total return for investors
                                                retiring in approximately 2020
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

     Barclays Global Investors LP 2030 Fund     Seeks total return for investors
                                                retiring in approximately 2030
                                                by investing in equities and
                                                fixed income securities with
                                                allocation becoming more
                                                conservative as fund nears
                                                maturation.

     Selected American Fund                     Seeks growth of capital and
                                                income by investing primarily in
                                                companies with market
                                                capitalization greater than $1
                                                billion as well as fixed-income
                                                and short-term securities.

     Dreyfus Appreciation Fund                  Seeks long-term growth
                                                consistent with preservation of
                                                capital and low portfolio
                                                turnover by investing primarily
                                                in equities.

     Schwab S&P 500 Fund                        Seeks total return by investing
                                                in at least 80% of the stocks
                                                that compose the S&P 500 Index.

     Growth Fund of America Fund                Seeks capital growth by
                                                investing principally in
                                                equities.

     Schwab Small Cap Index Fund                Seeks total return by investing
                                                in companies that compose at
                                                least 80% of the Russell 2000
                                                Index.

     EuroPacific Growth Fund                    Seeks long-term growth by
                                                investing at least 65% of its
                                                assets in securities domiciled
                                                in Europe or the Pacific Basin.

     Moore Stock Fund                           Consists primarily of Moore
                                                Wallace Incorporated common
                                                stock.

     Personal Choice Retirement Account         Consists of participant
                                                self-directed brokerage
                                                accounts.

     ADMINISTRATIVE EXPENSES

     Trustee and investment management fees, recordkeeper fees and other administrative expenses of the Plan are borne by the Plan.


     PROVISIONS OF THE ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 (EGTRRA)

     Effective January 1, 2002, the Plan was amended to be in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The amendment addresses: Limitations on contributions, increase in the compensation limits, modification of top-heavy rules, direct rollovers of plan distributions, rollovers from other plans, repeal of multiple use test, catch-up contributions, suspension period following hardship withdrawal of after-tax employee contributions, and distribution upon severance from employment.


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.


     INVESTMENT VALUATION AND INCOME RECOGNITION

     With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by the Trustee based upon quoted market prices. Benefit responsive guaranteed investment contracts are stated at cost which approximates fair value. Participant loans are also valued at cost which approximates fair value.

     "Net appreciation (depreciation) in fair value of investments" presented in the Statements of Changes in Net Assets Available for Benefits consists of the realized gains (losses) and the unrealized gains (losses) on the investments.

     Interest is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.


     PLAN DISTRIBUTIONS

     Benefits payments are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the Plan administrator.


     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates.

Moore North America, Inc. Savings Plan
Notes to the Financial Statements (continued)
--------------------------------------------------------------------------------


     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.


3.   GUARANTEED INVESTMENT CONTRACTS

     At December 31, 2002 and 2001, the Stable Value Fund includes various benefit responsive guaranteed investment contracts that are valued at contract value that approximates fair market value as reported by the Trustee. These investment contracts are maintained by the Stable Value Fund and units are allocated to the Plan based on its allocable portion of the Stable Value Fund.

     There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is based on a formula agreed upon with the issuer. Except for those investment contracts with fixed-rates, crediting interest rates are reset monthly, quarterly or semi-annually, depending on the contract.


4.   INVESTMENTS

     The individual investments that exceed five percent of the Plan's net assets as of December 31, 2002 and 2001, are as follows:

                                                                                              2002               2001
                                                                                              ----               ----
Moore Stock Fund                                  Company stock                           $ 49,770,225       $ 63,122,396
Charles Schwab Stable Value Fund                  Bank commingled trust                    105,634,395         92,627,567
PIMCO Total Return Fund                           Registered investment company             39,967,356         31,672,212
Barclays Global Investors LP 2020 Fund            Registered investment company             34,221,670         46,218,570
Dreyfus Appreciation Fund                         Registered investment company             64,754,231         90,248,148


5.   RELATED PARTY TRANSACTIONS

     Included in Plan assets at December 31, 2002 and 2001, are 5,126,433 and 5,929,988 shares, respectively, of common stock of Moore Corporation Limited, the parent of the Company. As of December 31, 2002 and 2001, the stock had an original cost of $42,980,495 and $37,513,232, respectively, and a market value of $46,650,540 and $56,334,886, respectively.

     Certain Plan investments are shares of the commingled employee benefit funds managed by the Trustee (and prior to April 1, 2001, the Former Trustee) and qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan for trustee and investment management services amounted to $73,026 and $52,681 for the years ended December 31, 2002 and 2001 respectively.

Moore North America, Inc. Savings Plan
Notes to the Financial Statements (continued)
--------------------------------------------------------------------------------



     These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.


6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated April 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and is being restated since receiving such determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with all applicable requirements of the IRC.

Moore North America, Inc. Savings Plan
Schedule H:  Part IV Line 4i - Assets (Held for Investment Purposes at End of
Year)
--------------------------------------------------------------------------------
December 31, 2002


                                                                                        (D)
                 (B)                                        (C)                       CURRENT
(A)       IDENTITY OF ISSUER                    DESCRIPTION OF INVESTMENT              VALUE
---       ------------------                    -------------------------              -----
      Cash                                --                                       $      8,080
*     Moore Corporation Limited           Moore Corporation Limited stock,           49,770,225
                                          5,126,433 common shares

*     Charles Schwab Trust Company        Charles Schwab Stable Value Fund          105,634,395
                                          Bank commingled trust

*     Charles Schwab Trust Company        PIMCO Total Return Fund                    39,967,356
                                          Registered Investment Company

*     Charles Schwab Trust Company        Barclays Global Investors LP 2010 Fund     13,189,664
                                          Registered Investment Company

*     Charles Schwab Trust Company        Barclays Global Investors LP 2020 Fund     34,221,670
                                          Registered Investment Company

*     Charles Schwab Trust Company        Barclays Global Investors LP 2030 Fund     12,491,030
                                          Registered Investment Company

*     Charles Schwab Trust Company        Selected American Fund                      4,603,312
                                          Registered Investment Company

*     Charles Schwab Trust Company        Dreyfus Appreciation I Fund                64,754,231
                                          Registered Investment Company

*     Charles Schwab Trust Company        Schwab S&P 500 Fund                         2,469,037
                                          Registered Investment Company

*     Charles Schwab Trust Company        Growth Fund of America Fund                 8,562,761
                                          Registered Investment Company

*     Charles Schwab Trust Company        Schwab Small Cap Index Fund                14,130,006
                                          Registered Investment Company

*     Charles Schwab Trust Company        Europacific Growth Fund                     8,751,541
                                          Registered Investment Company

*     Charles Schwab Trust Company        Personal Choice Retirement Account          3,216,828
                                          Self-Directed Brokerage Accounts         ------------

           Total investment funds                                                   361,770,136

      Participant loans                   Interest rate range: 4.25%-10.50%           7,251,625
                                                                                   ------------
           Total assets held for investment purposes                               $369,021,761
                                                                                   ============

*     Party-in-interest

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of the Moore North America, Inc. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

                                     By: Moore North America, Inc.


                                    By:  /s/ Mark S. Hiltwein
                                        ---------------------------------

                                     Name:    Mark S. Hiltwein



                                     Title:  Executive Vice President and
                                             Chief Financial Officer
                                     Date:   June 27, 2003

                                  CERTIFICATION
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED
                                  STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated (formerly Moore Corporation Limited), a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Moore North America Inc. Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 27, 2003                          /s/ Mark A. Angelson
                                               ---------------------------------
                                               Name:  Mark A. Angelson
                                               Title: Chief Executive Officer




The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  CERTIFICATION
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED
                                  STATES CODE)

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated (formerly Moore Corporation Limited), a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Moore North America Inc. Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 27, 2003                         /s/ Mark S. Hiltwein
                                             -----------------------------------
                                             Name:  Mark S. Hiltwein
                                             Title: Executive Vice President and
                                                    Chief Financial Officer



The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.